Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2010
(Rs.in crore except as stated)

					Previous
					accounting Year
		Quarter ended	Quarter ended	Accounting Year	ended
S.		31.03.2010	31.03.2009	ended 31.03.2010	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	a) Net Sales/Income from Operations	7,110.80	4,336.13	24,410.33	21,144.22
	b) Other Operating Income	116.99	69.91	272.12	304.18
	Total Income	7,227.79	4,406.04	24,682.45	21,448.40
2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	409.31	(51.25)	(198.16)	280.21
	b) Consumption of raw materials#	3,063.90	2,222.98	12,273.56	10,278.42
	c) Purchases of traded goods	—	47.20	93.22	75.70
	d) Employees Cost	235.33	179.13	853.96	756.08
	e) Depreciation	224.55	203.17	749.79	700.67
	f) Power, Fuel & Water	492.84	474.90	1,953.38	2,131.83
	g) Other expenditure	840.93	693.92	3,362.60	2,917.85
	Total Expenditure	5,266.86	3,770.05	19,088.35	17,140.76
3	Profit from Operations before Other Income, Interest & Exceptional Items	1,960.93	635.99	5,594.10	4,307.64
4	Other Income	548.63	393.96	1,687.23	1,850.08
5	Profit before Interest & Exceptional Items	2,509.56	1,029.95	7,281.33	6,157.72
6	Interest & Finance Charges	120.61	131.17	342.35	397.28
7	Profit after Interest but before Exceptional Items	2,388.95	898.78	6,938.98	5,760.44
8	Exceptional expenses/(income)	—	(79.85)	296.96	(55.31)
9	Profit from Ordinary Activities before tax after Exceptional Items	2,388.95	978.63	6,642.02	5,815.75
10	Tax expenses including Current & Deferred	452.82	66.42	1,232.97	855.03
11	Net Profit from Ordinary activities after Tax	1,936.13	912.21	5,409.05	4,960.72
12	Extraordinary Items (net of tax)	—	—	—	—
13	Net Profit for the period after Exceptional Items	1,936.13	912.21	5,409.05	4,960.72
14	Minority Interest	554.12	205.72	1,724.08	1,267.14
15	Consolidated share in the Profit/(Loss) of Associate	(1.11)	(108.24)	58.77	(153.59)
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,380.90	598.25	3,743.74	3,539.99
17	Paid-up equity share capital (Face value of Rs. 2 each)	168.08	141.70	168.08	141.70
18	Reserves excluding Revaluation Reserves			36,843.92	25,471.69
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*
	— Basic EPS	16.43 *	8.44 *	46.79	49.96
	— Diluted EPS	15.34 *	8.44 *	45.84	49.96
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	277,785,648	199,278,574	277,785,648	199,278,574
	Percentage of Shareholding	33.05%	28.13%	33.05%	28.13%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	—
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
(b)	Non-encumbered
	— Number of Shares	437,622,694	433,537,358	437,622,694	433,537,358
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
	— Percentage of shares (as a % of the total share capital of the Company)	52.07%	61.19%	52.07%	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (79.84) crore in Q4 FY 2010, Rs. 84.66 crore in Q4 FY 2009, Rs. (265.84) crore in FY 2009-10 & Rs. 567.84 crore in FY 2008-09.

					Previous
					accounting Year
		Quarter ended	Quarter ended	Accounting Year	ended
S.		31.03.2010	31.03.2009	ended 31.03.2010	31.03.2009
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Segment Revenue
a)	Copper	3,540.56	2,103.07	12,535.88	10,616.32
b)	Aluminium	809.58	812.82	2,746.45	3,933.60
c)	Zinc & Lead	2,483.78	1,247.05	7,943.39	5,602.97
d)	Power	205.71	15.63	804.34	77.30
e)	Others	146.25	161.05	612.79	1,211.02
	Total	7,185.88	4,339.62	24,642.85	21,441.21
Less:	Inter Segment Revenues	75.08	3.49	232.52	296.99
	Net Sales/Income from Operations	7,110.80	4,336.13	24,410.33	21,144.22
2	Segment Results
	(Profit before tax & interest)
a)	Copper	226.47	161.47	636.68	1,129.65
b)	Aluminium	151.59	(49.47)	378.21	685.67
c)	Zinc & Lead	1,447.34	508.29	4,446.42	2,567.70
d)	Power	81.57	1.12	342.04	33.20
e)	Others	14.10	32.17	10.38	234.96
	Total	1,921.07	653.58	5,813.73	4,651.18
Less:	Interest & Finance Charges	120.61	131.17	342.35	397.28
Add:	Other unallocable income net off expenses	588.49	376.36	1,467.60	1,506.54
Less:	Exceptional expenses/(Income) (Refer Note no. 3)	—	(79.85)	296.96	(55.31)
	Profit before Tax	2,388.95	978.63	6,642.02	5,815.75
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,872.22	3,692.60	3,872.22	3,692.60
b)	Aluminium	5,923.70	4,730.89	5,923.70	4,730.89
c)	Zinc & Lead	7,179.35	5,208.64	7,179.35	5,208.64
d)	Power	6,466.94	4,614.55	6,466.94	4,614.55
e)	Others	364.18	394.90	364.18	394.90
f)	Unallocable	21,615.17	13,785.26	21,615.17	13,785.26
	Total	45,421.56	32,426.84	45,421.56	32,426.84

Notes:-

1	The standalone & consolidated results for the quarter and year ended 31st March 2010 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 26th April, 2010 approved the above results and their release.

2	The Board of Directors has recommended dividend Rs. 3.75 Per share of Rs. 2 each for the financial year 2009-10. The payment is subject to the approval of the shareholders in its Annual General Meeting.

3	Exceptional items Rs 296.96 crore for the year ended 31st March 2010 represents :

a) During the year the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. The Company has preferred to appeal against the order of US District Court.Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. The Company has provided Rs. 273.53 crore (being the USD 50 million referred to above and other expenses related thereto) as exceptional item during the year ended 31st March 2010 and based on the legal advice treated these expenses as deductible in computing tax expense for the year ended 31st March 2010. In March 2010, ASARCO has also filed a complaint in US Bankruptcy Court for the alleged breach of the PSA signed in May 2008.

b) Rs 23.42 crore under Voluntary Retirement Scheme at a subsidiary engaged in aluminium operations.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. The Company had during the year ended 31st March 2010 raised USD 500 million through issue of 4% Convertible Senior Notes (Notes) of USD 1000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30, at inception, the issue proceeds of the Notes have been allocated into the conversion option at the fair value (which is an embedded derivative) with the residual allocated to the Notes at its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss account, and the Notes at amortised cost. The above accounting treatment of Notes has resulted into the profit net of tax for the quarter ended and year ended 31st March 2010 higher by Rs 34.55 crore.

The Company believes that the fair value treatment of Embedded Derivative is not in line with the current accounting principles and hence had made representation to regulatory authorities.

5	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements” and Accounting Standard 23 “Investment in Associates in Consolidated Financial Statements”.

6	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 4.67 crores for the year ended 31st March 2010 (corresponding previous year : Rs. 3.08 crores ). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

7	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (c) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

8	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis :

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
Particulars (Rs in Crore)	31st March 2010	31st March 2009	31st March 2010	31st March 2009
Net Sales/Income from Operations	3,521.42	2,279.83	13,114.28	11,565.99
Profit Before Tax after exceptional items	539.07	227.17	947.80	1,339.15
Profit After Tax after exceptional items	462.69	211.56	831.50	1,236.43

9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2010: Beginning 7, Received 5, Disposed off 11, Pending 1.

10	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th April, 2010	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road,
TV Pooram P.O., Tuticorin. Tamilnadu-628002.
AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2010
(Rs.in crore except as stated)

					Previous
				Accounting Year	accounting Year
		Quarter ended	Quarter ended	ended	ended
S.		31.03.2010	31.03.2009	31.03.2010	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	(a) Net Sales/Income from Operations	3,521.42	2,279.83	13,114.28	11,565.99
	(b) Other Operating Income	6.34	51.85	10.22	103.74
	Total Income	3,527.76	2,331.68	13,124.50	11,669.73
2	Expenditure
	a. (Increase)/decrease in stock in trade and work in progress	147.50	(150.61)	(339.79)	316.54
	b. Consumption of raw materials#	3,000.46	2,103.18	11,993.85	9,423.15
	c. Purchases of traded goods	—	47.20	93.22	75.70
	d. Employees Cost	16.89	18.03	77.28	82.28
	e. Depreciation	37.96	57.70	150.64	166.18
	f. Other expenditure	134.07	241.74	780.57	824.31
	Total Expenditure	3,336.88	2,317.24	12,755.77	10,888.16
3	Profit from Operations before Other Income, Interest & Exceptional Items	190.88	14.44	368.73	781.57
4	Other Income (Refer Note no 4)	433.24	183.12	1,109.04	706.19
5	Profit before Interest & Exceptional Items	624.12	197.56	1,477.77	1,487.76
6	Interest & Finance Charges	85.05	50.24	256.44	203.92
7	Profit after Interest but before Exceptional Items	539.07	147.32	1,221.33	1,283.84
8	Exceptional expenses/(income)	—	(79.85)	273.53	(55.31)
9	Profit from Ordinary Activities before tax after Exceptional Items	539.07	227.17	947.80	1,339.15
10	Tax expenses including Current & Deferred	76.38	15.61	116.30	102.72
11	Net Profit from Ordinary activities after Tax	462.69	211.56	831.50	1,236.43
12	Extraordinary Items (net of tax)	—	—	—	-
13	Net Profit for the period after Exceptional Items	462.69	211.56	831.50	1,236.43
14	Paid-up equity share capital (Face value of Rs. 2 each)	168.08	141.70	168.08	141.70
15	Reserves excluding Revaluation Reserves			22,100.00	13,898.14
16	Earning Per Share (Rs.) (Not annualised)*
	—Basic EPS	5.51 *	2.99 *	10.39	17.45
	—Diluted EPS	4.98 *	2.99 *	9.85	17.45
17	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	277,785,648	199,278,574	277,785,648	199,278,574
	— Percentage of Shareholding	33.05%	28.13%	33.05%	28.13%
18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	-
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	—	—	-
(b)	Non-encumbered
	— Number of Shares	437,622,694	433,537,358	437,622,694	433,537,358
	— Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.07%	61.19%	52.07%	61.19%
	(as a % of the total share capital of the Company)
	# Comprises (net) of exchange (gain)/loss - Rs. (78.86) crore in Q4 FY 2010, Rs. 142.86 crore Q4 FY 2009, Rs. (261.27) crore in FY 2009-10 & Rs. 622.36 crore in FY 2008-09.

					Previous
				Accounting Year	accounting Year
		Quarter ended	Quarter ended	ended	ended
S.		31.03.2010	31.03.2009	31.03.2010	31.03.2009
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Segment Revenue
a)	Copper	3,407.60	2,118.78	12,579.03	10,635.37
b)	Others	146.25	161.05	612.79	1,211.03
	Total	3,553.85	2,279.83	13,191.82	11,846.40
	Less: Inter Segment Revenues	32.43	—	77.54	280.41
	Net Sales/Income from Operations	3,521.42	2,279.83	13,114.28	11,565.99
2	Segment Results
	(Profit before tax & interest)
	Copper	139.32	26.48	398.03	558.16
	Others	14.33	(3.48)	11.25	235.55
	Total	153.65	23.00	409.28	793.71
	Less : Interest & Finance Charges	85.05	50.24	256.44	203.92
	Add: Other unallocable income net off expenses	470.47	174.56	1,068.49	694.05
	Less: Exceptional expenses/(income)	—	(79.85)	273.53	(55.31)
	Profit before Tax	539.07	227.17	947.80	1,339.15
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,187.31	2,715.95	3,187.31	2,715.95
b)	Others	330.75	361.21	330.75	361.21
c)	Unallocated	18,750.02	10,962.68	18,750.02	10,962.68
	Total	22,268.08	14,039.84	22,268.08	14,039.84

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 26th April, 2010 approved the above results and its release.

2	The Board of Directors has recommended dividend Rs. 3.75 Per share of Rs. 2 each for the financial year 2009-10. The payment is subject to the approval of the shareholders in its Annual General Meeting.

3	During the year the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. The Company has preferred to appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. The Company has provided Rs. 273.53 crore (being the USD 50 million referred to above and other expenses related thereto) as exceptional item during the year ended 31st March 2010 and based on the legal advice treated these expenses as deductible in computing tax expense for the year ended 31st March 2010. In March 2010, ASARCO has also filed a complaint in US Bankruptcy Court for the alleged breach of the PSA signed in May 2008.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. The Company had during the year ended 31st March 2010 raised USD 500 million through issue of 4% Convertible Senior Notes (Notes) of USD 1000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30, at inception, the issue proceeds of the Notes have been allocated into the conversion option at the fair value (which is an embedded derivative) with the residual allocated to the Notes at its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss account, and the Notes at amortised cost. The above accounting treatment of Notes has resulted into the profit net of tax for the quarter ended and year ended 31st March 2010 higher by Rs 34.55 crore.

The Company believes that the fair value treatment of Embedded Derivative is not in line with the current accounting principles and hence had made representation to regulatory authorities.

5	“Others” business segment comprises of Phosphoric Acid & Aluminium Foils.

6	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2010: Beginning 7, Received 5, Disposed off 11, Pending 1.

7	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th April, 2010	Chairman